Exhibit 99.1

For Immediate Release

NORSAT ANNOUNCES ELECTION OF DIRECTORS

Vancouver, British Columbia – May 6, 2016 – Norsat International Inc. (“Norsat” or “the Company”) (TSX: NII and NYSE MKT: NSAT), a provider of unique and customized communication solutions for remote and challenging applications, today announced that all the nominees listed in the information circular dated March 21, 2016 were elected as Directors of Norsat at its annual general meeting of shareholders (the “Meeting”) on May 4, 2016. The detailed results of the vote are set out below:

		% Votes		% Votes
Nominee	Votes For	For	Votes Withheld	Withheld
Fabio Doninelli	1,460,411	89.09	178,751	10.91
Joseph Caprio	1,465,661	89.42	173,501	10.58
Amiee Chan	1,630,225	99.45	8,937	0.55
James Topham	1,637,988	99.93	1,174	0.07
Peter Ciceri	1,623,098	99.02	16,064	0.98

All other matters voted on at the Meeting are as follows:

Appointment of Auditors

A poll was conducted with respect to the appointment of auditors. According to proxies received and the poll conducted, PricewaterhouseCoopers LLP, Chartered Accountants, was re-appointed auditors of the Company for the ensuing year and the Directors are authorized to determine their remuneration with 2,189,718 (99.94%) votes cast in favour and 1,374 (0.06%) votes withheld.

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a provider of unique and customized communication solutions for remote and challenging applications. Norsat’s products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com